UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41433

Warrantee Inc.

6Floor, Otemachi One Tower

1-2-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Resignation of Misaki Matsumoto

On August 21, 2024, Ms. Misaki Matsumoto (“Ms. Matsumoto”) notified Warrantee Inc. (the “Company”) of her resignation as the Chief Financial Officer of the Company, effective as of August 21, 2024. Ms. Matsumoto has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

While the Company is looking for a full-time Chief Financial Officer to fill the vacancy created by Ms. Matsumoto’s resignation, Mr. Yusuke Shono, the Company’s Chief Executive Officer, has been serving as the interim Chief Financial Officer of the Company since Ms. Matsumoto’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: August 26, 2024